Rio Tinto plc	Ben Mathews
2 Eastbourne Terrace	Company secretary
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2058
F +44 (0) 20 7781 1835
E: ben.mathews@riotinto.com

May 22, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Dear Ms. Jenkins

Thank you for your letter dated April 24, 2013 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto” or “the Group”) (File Numbers 1-10533 and 1-34121).

In some of our responses, we have agreed to change or supplement the disclosures in future filings of our Annual Reports on Form 20-F. We respectfully submit that we are doing that in the spirit of furthering transparency in disclosure and cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission by Rio Tinto that prior disclosures were deficient or inaccurate.

Rio Tinto’s responses to the Staff’s comments on the 2012 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each numbered comment.

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

Form 20-F for Fiscal Year Ended December 31, 2012

Ore reserves (under industry guide 7), Page 55

  We note your Form 20-F does not disclose proven and probable reserve estimates for your Rio Tinto Fer et Titane (RTFT), QIT Minerals Madagascar (QMM), Richard Bay Minerals (RBM) operations, and the Murowa Diamond mine when compared to reserve estimates reported on the Australian stock exchange.  Supplementally provide an explanation for these reserve omissions and/or your variance in reporting practice considering improved mineral prices, additional property purchases, and the phase-out of long term contracts for your mineral sands.

Response 1:

The reserve estimates for these four operations reported on the Australian stock exchange were estimated in accordance with the JORC code which allows the use of forward looking prices for the relevant commodities.

As stated on page 153 of the 2012 Form 20-F filing,

“Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2012, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions.”

For these four operations, the Rio Tinto long term price assumption was higher than the average of historical prices for the three years to June 30, 2012 and therefore the JORC derived estimates were tested for economic viability using the average of historical prices.  In all four cases, these estimates failed this economic test and consequently did not meet the criteria for reserves and resources disclosure.

While some long term mineral sands contracts have lapsed and the overall pricing situation is improving, updating of additional contracts will be required before the three year trailing price test is likely to be passed.

2012 Financial Statements, page 138

Note 1- Principal Accounting Policies, page 146

(i) Depreciation and Impairment, page 151

  We note your disclosure that you apply the units of production method to calculate depreciation based on proven and probable reserves and, for some mines, other mineralization.  Please clarify the type of mines and circumstances when you would include other mineralization and discuss how you determine that there is a high degree of confidence in economic extraction of the mineralization.  Please provide us with draft disclosures to be included in future filings.

Response 2:

The Group considers that it may, in principle, be appropriate to include other mineralisation in the unit of production depreciation calculation where, for example, part of the cost of an acquisition has been attributed to other mineralisation.  However, currently, other mineralisation is only included in depreciation calculations in situations where the other mineralisation does not yet have the status of reserves merely because the necessary detailed evaluation work has not yet been  performed as there is not a business case for bringing forward the cash expenditures for that evaluation.

Confidence in the economics of other mineralisation is more likely to occur in situations where there are very large areas of contiguous mineralisation for which the economic viability is not sensitive to likely variations in grade, as may be the case for certain iron ore, bauxite and industrial minerals deposits.  The required level of confidence is unlikely to exist for minerals that are typically found in low grade ore (compared with the above) such as copper or gold: in these cases, specific areas of mineralisation have to be evaluated in considerable detail before their economic status can be predicted with confidence.

Where there is reason for a high degree of confidence that a proportion of the other mineralisation will be extracted, based on historical statistics regarding probable reserve conversion rates, the Group considers it may be appropriate to include that proportion of the other mineralisation in the depreciation calculations.  Advice from the technical personnel responsible for assessing the unit’s other mineralisation will normally be required to establish this degree of confidence.

Currently, other mineralisation is used in depreciation calculations in the Group’s Australian Iron Ore business only.  This mineralization meets the criteria outlined above.

The Group proposes the following additional disclosure (bold underline) in future filings in the equivalent to note 1 (i) to the financial statements in the 2012 Form 20-F:‘... This other mineral resources may be included in depreciation calculations in limited circumstances and where there is a high degree of confidence in their economic extraction.  This would be the case when the other mineral resources do not yet have the status of reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of the other mineral resources  is appropriate based on historic reserve conversion rates. Such inclusion would usually only occur in situations where there are very large areas of contiguous mineralisation for which the economic viability is not sensitive to likely variations in grade.’

Impairment of non-current assets, page 151

3.    We note your policy that impairment of non-current assets is assessed at the level of cash-generation unit and in some cases operations with independent cash generating streams within a business unit. As there is significant judgement involved in making this determination, please provide the following information:

a)        clarify whether you are generally testing at the business unit level;

b)        provide your methodology for determining cash-generating units; and

c)        discuss how management monitors operations to identify independent cash generating streams

Please provide us with draft disclosure to be included in future filings.

Response 3:

The determination of cash-generating units is often at a level lower than the business unit.  Our six operating segments (Iron Ore, Aluminium, Copper, Energy, Diamonds & Minerals and Other) are comprised of twenty six reported business units (2012 Form 20-F on page 221).  For the purpose of testing non-current assets for impairment in 2012 we identified sixty nine cash-generating units allocated across our segments as follows: Iron Ore (3), Aluminium (31), Copper (13), Energy (12), Diamonds & Minerals (8) and Other (2).

Cash-generating units are determined based on the identification of the smallest group of assets that generate largely independent cash inflows.  With the exception of the aluminium segment, cash-generating units are typically integrated mine assets together with product refineries and transport infrastructure.  These cash-generating units are closely aligned with the respective business units as there is not an active market for intermediary processed products, if any.  The aluminium segment is more diversified comprising closely integrated bauxite, alumina and aluminium businesses with a broad global reach.  The mined bauxite is refined into the intermediate product alumina, for which we have identified a developing active market, before being smelted into aluminium products.  Bauxite mines and associated refining assets located in the same country are included in a single cash-generating unit.  Aluminium smelting assets (including owned power stations) located in the same geographic region are grouped in a single cash-generating unit provided that the sale of the aluminium is managed regionally and the products produced by the smelters are largely similar and sold to common customers.

Management monitors on an ongoing basis and more formally annually the determination of cash-generating units to take into account changes in facts and circumstances, including investments approved at the business units, to determine whether changes to the composition of cash-generating units, including additional cash-generating units, should be made.

The Group proposes for inclusion in future filings the following additional disclosure (bold underline) in note 1 (i) to the financial statements in the 2012 Form 20-F:

‘Impairment is assessed at the level of cash-generating units which, in accordance with IAS 36 ‘Impairment of assets’, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets  The existence of an active market for intermediate products is also monitored and separate cash-generating units are identified even if the majority of those products are further processed internally and therefore the cash flows are not independent.  In some cases, the business units within product groups consist of several operations with independent cash-generating streams, which constitute separate cash-generating units.’

(vii) Capitalization of Exploration and Evaluation Costs., page 157

4.    We note that your policy for capitalizing evaluation expenditures requires a high degree of confidence in the project’s viability which coincides with the point at which construction of the project/the decision to mine is approved for development at the appropriate authorization level.  It appears that once you have reached the stage of approval for construction/development (presumably established reserves demonstrating commercial viability and technical feasibility), you would be precluded from continuing to capitalize evaluation expenses per IFRS 6 paragraphs 5(b). Please clarify the type of expenses that you have capitalized and how your policy compares with the guidance in IFRS 6. Please provide us with draft disclosure of revisions to be included in future

Response 4:

As disclosed in note 1 (f) to the financial statements in the 2012 Form 20-F, exploration and evaluation expenditure comprises costs that are directly attributable to:

  researching and analysing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods; and/or compiling pre-feasibility and feasibility studies.

Exploration expenditure relates to the initial search for deposits with economic potential.  Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.  An exploration project will generally begin with a Conceptual Study and will then progress to an Order of Magnitude Study.  At this point work is classified as Exploration.  Once in the pre-feasibility and feasibility phases, costs are classified as Evaluation.

IFRS 6 sets the threshold for assets no longer qualifying as evaluation intangibles as being the point at which the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  The Group considers that the point at which the technical feasibility and commercial viability of extracting a resource is demonstrable is the point at which the decision to mine is taken.  The Group will capitalize expenditure incurred prior to the final decision to mine under IFRS 6 if there is a high degree of confidence that the Group will determine that the project is commercially viable.  Expenditure on exploration activity is not capitalized.  Expenditure on evaluation may only be capitalized if it meets the hurdle of ‘a high degree of confidence’.

Reserves are determined during the evaluation period.  The Group uses the JORC code to determine reserves which are used in the calculation of depreciation, amortization and impairment charges and for forecasting the timing of the payment of close down and restoration costs and clean-up costs.  Reserves are declared when there is a mine plan that is technically achievable and economically viable from which the reserves can be derived.  The studies supporting these reserves need not be at the level of a final feasibility study.  The final feasibility study refines the development case to maximize the project’s return.  Once the final feasibility study is complete the Group will decide the commercial viability of a project, and therefore whether to develop the project, based on whether it will provide a satisfactory return relative to its perceived risks.

The US$2 billion capitalized for exploration and evaluation expenditure included in the Group’s balance sheet at 31 December 2012 included US$0.9 billion for exploration and evaluation acquired as part of a business combination.  The remainder of the balance relates to evaluation expenditure incurred by the Group under the last two categories above including expenditure on, for instance, drilling, resource geology, surveying, study and related support costs.

The Group expanded its disclosure in relation to the capitalization of evaluation expenditure in response to the SEC’s comment letters of June 22, 2012 and August 10, 2012.  We propose the following amendments to these disclosures in future filings to further clarify the point raised by the SEC (additions marked in bold underline and deletions in bold strikethrough):

In the equivalent to Note 1 (f) to the financial statements in the 2012 Form 20-F ‘Capitalisation of evaluation expenditure commences when there is a high degree of confidence  ~~in the project’s viability~~ that the Group will determine that a project is commercially viable and ~~it is~~ therefore it is considered probable that future economic benefits will flow to the Group.’

In the equivalent to Note 1 (g) to the financial statements in the 2012 Form 20-F ‘Once an undeveloped mining project has been established as commercially viable and approval to mine has been given, expenditure other than that on land, buildings, plant and equipment is capitalised under “Mining properties and leases” together with any amount transferred from “Exploration and evaluation”. Commercial viability is deemed to be achieved when the Group ~~is confident~~ determines that the project will provide a satisfactory return relative to its perceived risks ~~and is likely to go ahead~~. Costs of evaluation of an undeveloped smelter or refinery project are capitalised ~~under “Capital works in progress”~~ provided that there is a high degree of confidence that the project will be ~~is~~ deemed to be commercially viable ~~and likely to go ahead~~.’

Note 1 Critical accounting policies and estimates (vii) to the financial statements in the 2012 Form 20-F ‘Under the Group’s accounting policy, exploration expenditure is not capitalised. Evaluation expenditure is capitalised when there is a high degree of confidence that the Group will determine that a project is commercially viable ~~in the project’s viability~~ and therefore it is considered probable that future economic benefits will flow to the Group.

A project’s commercial viability is determined based on whether it will provide a satisfactory return relative to the perceived risks of the project. Once a project’s commercial viability has been established, the Group will decide, at the appropriate authorisation level, whether to approve  ~~and coincides with the point at which construction of the project/~~the decision to mine.  ~~is approved at t~~The appropriate authorisation level within the Group is ~~(~~the Investment Committee; and the Board where appropriate~~)~~.  In determining whether to approve a project, the Investment Committee reviews the ore reserves estimate together with analyses regarding the net present value of the project and sensitivity analyses around key assumptions.

There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to ~~construct/~~mine. In these cases, evaluation expenditure is capitalised if there is a high degree of confidence that the Group will determine that the project is commercially viable ~~in the project’s viability~~. The Group’s view is that a high degree of confidence is greater than more likely than not (that is greater than 50 per cent) and less than virtually certain (that is less than 90 per cent certainty). Determining whether there is a high degree of confidence that ~~in~~ the Group will determine that an evaluation project ~~’s viability~~ is commercially viable requires a significant degree of judgment and assessment of all relevant factors such as the nature and objective of the project; the project’s current stage; project timeline; current estimates of the project’s net present value including sensitivity analyses around key assumptions; the main risks of the project. Development expenditure incurred prior to the decision to ~~construct/~~mine is subject to the same criteria for capitalisation, being a high degree of confidence that the Group will determine that a project is commercially viable ~~in a project’s viability~~.’

Exhibit 99.1

5.   We note the $5,837 citation reported for Kennecott Utah Copper LLC (Bingham Canyon).  Please reconcile this disclosed citation amount with the $60,281 citation reported for this mine in 2012 on the Mine Safety and Health Administration website.  If appropriate, please confirm in future filings that you will disclose the total dollar value of assessments of any type of violation in accordance with the Instruction to Item 16H(a)(vi) of Form 20-F and in accordance with your July 20, 2012 response to comment 11 of our letter dated June 22, 2012 pertaining to our review of the company’s Form 20-F for the fiscal year ended December 31, 2011.

Response 5:

In response to the Staff`s comment, the $5,837 citation reported for Kennecott Utah Copper LLC is correct for the year ended December 31, 2012. An assessment of MSHA for $54,444 was received on February 5, 2013 which is not within the period covered by the 2012 Form 20-F. This assessment has already been paid and will be included in the Mine Safety Exhibit of the Form 20-F for the year ended December 31, 2013.  Rio Tinto will continue to provide the total dollar value of all assessments received from MSHA relating to any type of violations during the period covered by the report.

*             *             *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

Ben Mathews

cc:        Thomas B. Shropshire,  Jr.
             (Linklaters LLP)